PRESS RELEASE

Banro Enters into Gold Dore Purchase and Financing Arrangement with Baiyin

Toronto, Canada – July 18, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that it has entered into a gold dore purchase agreement (the “Dore Agreement”) in connection with a US$10 million loan facility (the “Facility”) with Baiyin International Investment Ltd. (“Baiyin”). Baiyin is an affiliate of RFW Banro Investments Limited, a subsidiary of the Baiyin Stream Partnership I, LP, (a mining investment fund managed by Resources FinanceWorks Limited), which currently owns approximately 16.6% of the outstanding common shares of Banro. The Baiyin Stream Partnership I, LP is led by Baiyin Nonferrous Group Co., Ltd., a strategic Chinese mining group based in Gansu, China.

Under the Dore Agreement Baiyin will purchase approximately 50% of the gold dore produced by Twangiza from October 1, 2016 until the date the Facility is repaid and 50% of the gold dore produced by Namoya from December 1, 2016 until the date the Facility is repaid. The gold dore purchases are at market prices and the economics of the Dore Agreement are consistent with the current economics of the Company’s offtake and refining arrangements while providing diversification in the offtake and refining arrangements employed.

The Facility will be funded in two equal tranches, the first US$5 million tranche of the loan facility has been funded on closing, with the remaining US$5 million tranche to be funded on September 1, 2016. The Facility represents a loan of US$10 million with an initial term of two years from the date that each tranche is funded and automatically renews for an additional 24 months from each tranche’s maturity date unless either party provides 90 days notice of its desire to not extend. The Facility bears an interest rate of 10% per annum for the period that the first tranche is outstanding and 11% per annum following the funding of the second US$5 million tranche. The loan may be prepaid at any time without penalty.

The proceeds from the Facility are planned to be used to support current operating activities at Namoya and Twangiza, for H2 2016 projects including underground exploration programs and stacking expansion at Namoya, and for general corporate purposes.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the use of proceeds from the Facility, estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com